

Mail Stop 3561

June 14, 2017

Ms. Teresa S. Gendron
Chief Financial Officer
Leucadia National Corp
520 Madison Avenue
New York, NY 10022

> **Re:** **Leucadia National Corp**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 001-05721**

Dear Ms. Gendron:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Note 4. Fair Value Disclosures, page F-20

1. It appears that your disclosure in Note 4 relates only to assets and liabilities measured at fair value on a recurring basis. Please revise to include the disclosures required by ASC 820-10-50-2 for assets and liabilities measured at fair value on a nonrecurring basis, such as the Juneau oil field assets which were impaired during 2016.

Note 10. Loans to and Investments in Associated Companies, page F-47

2. Please provide us with your analysis of whether your equity method investments met the requirements in Rule 3-09 of Regulation S-X to provide separate audited financial statements. If any of the investments met the requirements to be considered significant, please revise your filing to include these audited financial statements.

Note 32. Selected Quarterly Financial Data, page F-85

3.  Please revise to disclose the nature of any extraordinary, significant or unusual items that affected your quarterly results of operations, such as the Juneau oil field impairments in the third quarter of 2016.  In this regard, we also note that the quarterly periods in 2016 do not show the same trends as the quarterly periods in 2015.  See Item 302A(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger, at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters.  Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure